UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)(1)

GLOWPOINT, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

379887201

(CUSIP Number)

Jason B. Beauvais

Senior Vice President, General Counsel,
Chief Compliance Officer and Secretary
Main Street Capital Corporation

1300 Post Oak
Boulevard, 8th Floor
Houston, Texas 77056
(713) 350-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379887201

1	Name of Reporting Person Main Street Capital Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC, AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 7,711,517

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 7,711,517

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,711,517

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 21.2%

14	Type of Reporting Person CO

CUSIP No. 379887201

1	Name of Reporting Person Main Street Equity Interests, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC, AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-

	8	Shared Voting Power 7,645,414

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 7,645,414

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,645,414

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 21.0%

14	Type of Reporting Person CO

CUSIP No. 379887201

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 4.                      Purpose of Transaction.

Item 4 is hereby amended to add the following thereto:

Main Street Capital Corporation (“MSCC”) has been in discussions with the Issuer regarding the secured loan that MSCC previously provided to the Issuer.  Such discussions have included a potential repurchase of the loan by the Issuer, the refinancing and restructuring of the loan and the possible repurchase of shares of Common Stock beneficially owned by MSCC and its subsidiaries by the Issuer.

Item 5.                      Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 36,455,000 shares of Common Stock outstanding, as of November 1, 2016, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2016.

(a)               As of the date hereof, Main Street Equity Interests, Inc. directly owned 7,645,414 shares of Common Stock, representing approximately 21% of the shares of Common Stock outstanding.

As of the date hereof, MSCC directly owned zero shares of Common Stock. MSCC may be deemed to beneficially own 7,645,414 shares, 47,741 shares and 18,362 shares of Common Stock, representing approximately 21.2% of the shares of Common Stock outstanding, held by Main Street Equity Interests, Inc., Main Street Mezzanine Fund, LP and Main Street Capital II, LP, respectively. Main Street Equity Interests, Inc., Main Street Mezzanine Fund, LP and Main Street Capital II, LP are subsidiaries of MSCC. MSCC disclaims beneficial ownership of such shares.

(b)               Main Street Equity Interests, Inc. has shared power to vote and dispose of the shares of Common Stock it owns directly.

MSCC may be deemed to share with Main Street Equity Interests, Inc., Main Street Mezzanine Fund, LP and Main Street Capital II, LP, subsidiaries of MSCC, the power to vote and dispose of the Common Stock directly owned by Main Street Equity Interests, Inc., Main Street Mezzanine Fund, LP and Main Street Capital II, LP.

(c)               None of the Reporting Persons have entered into any transactions in the shares of Common Stock during the past sixty days.

(d)               No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock it owns.

(e)               Not Applicable.

CUSIP No. 379887201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAIN STREET CAPITAL CORPORATION

By:	/s/ Jason B. Beauvais
	Name:	Jason B. Beauvais
	Title:	General Counsel

Dated:  March 29, 2017

CUSIP No. 379887201

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAIN STREET EQUITY INTERESTS, INC.

By:	/s/ Jason B. Beauvais
	Name:	Jason B. Beauvais
	Title:	General Counsel

Dated:  March 29, 2017